

Mail Stop 3561

June 19, 2007

Via Fax & U.S. Mail

Mr. Stephen J. Smith
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

> **Re:** **American Greetings Corporation**
> **Form 10-K for the year ended February 28, 2007**
> **File No. 001-13859**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended February 28, 2007

Management's Discussion and Analysis

Overview

1.   One important objective of MD&A disclosures is to provide information about the quality and potential variability of a company's earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance. In view of the varied nature of your customer sales programs, supply contracts and incentive programs, we believe that these programs and their significant impact upon revenues and profitability should be described and quantified with greater specificity in MD&A. This information would facilitate the reader's understanding of the business and better enable investors to identify those known trends, events and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in future periods. For example, we note your reference to your focus on "investing in growth through improving our core greeting card business. . ." in your overview section. In your discussion of operating results you attribute the significant fiscal 2007 sales and profitability decreases, in part, to "the implementation of our investment in cards strategy. . ." In your discussion of segment results on page 29, you refer to "returns costs for the revised merchandising strategy." Please expand your narrative disclosures to describe and quantify each individual component of your strategy that had a material impact upon operating results and to indicate the extent to which future periods are expected to be similarly effected. We particularly note the $38 million revenue decrease disclosed on page 22. Also describe and quantify, to the extent practicable, any favorable impact upon future revenues or operating results you anticipate as a direct result of your actions in fiscal 2007.

2.   In this regard, we note your disclosure on page 20 that you predicted expenditures of at least $100 million over the next two years for these initiatives, including approximately $75 million in the current year. Please describe and quantify the individually significant components of these balances. In addition, please a similar schedule of the actual expenditures in fiscal 2007 and tell us how they have been recorded and classified in the income statement. For example, please clarify whether your "predicted expenditures" also included transactions that reduced revenues. If actual expenditures differed significantly in nature or amount from anticipated expenditures, please explain the reasons for the variance. Finally, provide us with a schedule of the remaining anticipated expenditures and revenue reductions as of February 28, 2007. With regard to potential SBT conversions, address your expectations for this scan-based trading model in the

future. In this regard, we note that two of your largest five customers have not yet converted.

3.   You refer to higher inventory and SBT scrap costs of $15 million on page 24. Please quantify your scrap costs for each period presented. Explain whether or how inventory scrap costs and SBT scrap costs differ.

Results of Operations

Comparison of the years ended February 28, 2007 and 2006

Expense Overview, page 24

4.   Please revise your discussion here of the impairment charges taken to include a discussion that indicates the facts and circumstances surrounding the decision to perform additional impairment testing, and the factors leading to such impairment. In this regard, your disclosure in Note 9 to your financial statements provides sufficient background information and should be included in management's discussion of operating results.

Financial Statements

Consolidated Statements of Income, page 42

5.   We note that you have included Other Income (net) as part of costs and expenses. Under Rule 5-03 of Regulation S-X, we would generally expect these items to be separately classified as components of net sales and gross revenues, other operating costs and expenses, non-operating income and/or non-operating expenses as appropriate. Please revise your income statement presentation accordingly and tell us how you intend to reclassify each significant item and why.

Note 1 – Significant Accounting Policies

Goodwill and Other Intangible Assets, page 48

6.   We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in the fair value determination of goodwill and other intangible assets. In future filings, please remove the reference to independent third party participation in your valuation process as such valuation should be *management's* assessment. In the alternative, you may name such independent third party in the transactional filing and, if the opinion of the expert has been incorporated by reference into a previously filed registration

statement, also provide a consent from such third party under Exhibit 23.. Please note that if you wish to incorporate these financial statements into any future registration statement, you must identify such third party as an expert and file their consent in that registration statement. Refer to Item 601 of Regulation S-K.

Revenue Recognition

7.   Refer to the SBT arrangements described on page 49. We note that you reverse previous sales transactions when the retailer commits to convert to an SBT arrangement. We assume that the incentive agreements described in Note 10 have no relevance to SBT retailers. Please tell us whether any of these customers previously had unearned advances under incentive agreements at the time of their commitment to convert and, if applicable, explain whether and how this balance was recovered.

8.   Please tell us more about the amount and nature of the conversion costs incurred for SBT retailers. That is, it appears that additional technology, equipment and software is required upon conversion. Please tell us about the design and installation and cost of the required system. Explain when and how it is designed, ordered, installed and paid for and describe the responsibilities and obligations of the company and of your customer, both at the time of conversion and on an ongoing basis.

Note 10-Deferred Costs

9.   Please describe the nature and duration of the contracts to which these agreements relate. That is, please clarify whether these incentive considerations are offered in connection with long-term supply agreements only, or whether the related agreements may have a contractual term of one year or less. In addition, please indicate to us where you have disclosed information regarding increases in these accounts reflecting new contracts and decreases in these accounts reflecting significant reductions for amortization, contract terminations and individually significant adjustments resulting from progress reviews during each period presented. Alternatively, please provide us with such a schedule of activity.

10.   You state that, if the contract is not completed, you have a claim for unearned advances under the contract. Please tell us the approximate dollar amount of unearned advances resulting from uncompleted or terminated contracts during each of the periods presented. Please also tell us the percentage of these uncompleted contracts for which you formally pursued a claim and the approximate dollar amount of the unearned advances recovered.

<u>Note 11-Long and Short Term Debt</u>

11.   You state that the new series of notes issued in the May 26, 2006 exchange were settled in cash and Class A common shares upon conversion. Tell us how you considered the modification to the original conversion option in applying EITF Issue 96-19. Given the timing of this exchange, we assume that you considered the guidance in EITF Issue 05-7 as well. Please explain in detail and provide numerical support for your conclusions.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                                                Sincerely,

David R. Humphrey
Branch Chief